PROSPECTUS


                                1,100,000 SHARES

                               SIGMA DESIGNS, INC.

                                  COMMON STOCK


         This Prospectus may be used only in connection with the resale, from time to time, of up to 1,100,000 shares (the "Shares") of Common Stock, no par value per share (the "Common Stock"), of Sigma Designs, Inc. ("Sigma" or the "Company"), for the account of the selling shareholders identified below (the "Selling Shareholders"). All of the Shares covered hereby are to be sold by the Selling Shareholders, who originally received the Shares pursuant to a private placement. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. The expenses incurred in registering the Shares, including legal and accounting fees, will be paid by the Company.

         The Shares offered hereby may be offered and sold, from time to time, by the Selling Shareholders in one or more transactions (which may involve block transactions) on the Nasdaq National Market (or any exchange on which the Common Stock may then be listed), in the over-the-counter market, in negotiated transactions or otherwise. Sales will be effected at such prices and for such consideration as may be obtainable from time to time. Commission expenses and brokerage fees, if any, will be paid by the Selling Shareholders. See "Plan of Distribution."

         The Company's Common Stock is traded on the Nasdaq National Market under the symbol "SIGM." On October 17, 1997, the last sale price for the Common Stock as reported on the Nasdaq National Market was $8.00 per share.

                          ---------------------------

         SEE "RISK FACTORS" ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.

                          ---------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           ---------------------------

                 THE DATE OF THIS PROSPECTUS IS OCTOBER 17, 1997

                               AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, New York, New York 10048, and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

         This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares covered by this prospectus, reference is made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1997, (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1997;
(iii) the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1997; (iv) the Company's Proxy Statement relating to the Company's Annual Meeting of Shareholders to be held on June 6, 1997, (v) the Company's Current Report on Form 8-K filed with the Commission on May 6, 1996, and (vi) the description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed with the Commission on November 3, 1986, as amended on September 22, 1989.


         All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

         The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to Carol Kaplan at the Company's principal executive offices at 46501 Landing Parkway, Fremont, California 94538, or by telephone at (510) 770-0100.

                                  RISK FACTORS

         In the interest of providing the Company's shareholders and potential investors with certain Company information, including management's assessment of the Company's future potential, certain statements set forth herein or incorporated by reference herein relate to management's future plans and objectives or to the Company's future economic performance. Such statements are "forward-looking statements" within the meaning of Section 27A(I) of the Securities Act of 1933, as amended, and in Section 21E(I) of the Securities Act of 1934, as amended. Although any forward-looking statements contained herein or incorporated by reference herein or otherwise expressed by or on behalf of the Company are, to the knowledge and in the judgment of the officers and directors of the Company, expected to prove true and to come to pass, the Company is not able to predict such events with absolute certainty. Accordingly, shareholders and potential investors are hereby cautioned that certain events or circumstances could cause actual results to differ materially from those projected or predicted. In addition, forward-looking statements are based on the Company's knowledge and judgment as of the date hereof, and the Company does not intend to update any forward-looking statements to reflect events occurring or circumstances existing hereafter. In particular, the Company believes the following facts could affect forward-looking statements made herein or incorporated by reference herein or in future written or oral releases and by hindsight, prove such statements to be overly optimistic and unachievable.

         History of Operating Losses. The Company incurred significant losses in fiscal 1993, 1994, 1995, and 1996 and had substantial negative operating cash flow in fiscal 1992, 1993, 1994, 1995, and 1996. Since the introduction of the Company's REALmagic Moving Picture Experts Group ("MPEG") product line in November 1993, the Company has invested heavily in marketing and technological innovation for its REALmagic products. As a result, the Company experienced significant losses through fiscal 1996. Fiscal 1994, 1995, and 1996 also included significant losses associated with products other than those related to the REALmagic technology. Since inception, the Company's total accumulated deficit is $33,114,000. There can be no assurance that the Company will continue to sell its new REALmagic products in substantial quantities or generate significant revenues from such sales. Although the Company was profitable in fiscal 1997, there can be no assurance that the Company will continue to achieve profitable operations in any future fiscal quarter or fiscal year or that profitable operations, if achieved, will be sustainable.

         Marketing Risks. The Company's ability to increase its sales, achieve profitability, and maintain REALmagic as a PC industry multimedia standard depends substantially on the Company's ability to achieve a sustained high level of sales to new OEM customers. The Company has not executed volume purchase agreements with any of the Company's customers, and these customers are not under any obligation to purchase any minimum quantity of the Company's products. The Company has not achieved bundling agreements with numerous OEM customers to ensure success of the REALmagic product line. Moreover, even if the Company achieves new design wins, there can be no assurance that personal computer ("PC") manufacturers will purchase the Company's products in substantial volumes. Sales to any particular OEM customer are subject to significant variability from quarter to quarter and to severe price pressures by competitors. Based on its experience in the personal computer industry, the Company expects that its actual sales to OEM customers will experience significant fluctuations, and estimates of future sales with respect to any particular customer or groups of customers are inherently uncertain.

         The Company's ability to achieve sustained profitability also depends on a substantial increase in sales of REALmagic products through domestic and international distributors for resale through retail channels. In fiscal 1997, Ingram Micro, Inc. was the only domestic customer to which sales comprised over 10% of consolidated revenue. Sales to such distributors are typically subject to contractual rights of inventory rotation or price protection. Regardless of particular contractual rights, however, the failure of Ingram Micro, Inc. or other distributors to achieve sustained sell-through of REALmagic products could result in product returns or collection problems, contributing to fluctuations in the Company's results of operations. There can be no assurance that the Company will be successful in maintaining a significant market for its REALmagic products.

         Dependence on Development of Software Titles by Third Parties. The Company depends on third-party content developers to create, produce, and market software titles that will operate in the REALmagic format. No software developer is contractually obligated to produce a REALmagic-compatible title. There can be no assurance that third-party software developers will continue to produce a substantial number of software titles, or that they will produce enough software titles to develop and sustain a significant market in REALmagic products. Moreover, there can be no assurance that any individual software titles will be of high quality or that they will achieve market acceptance. There can also be no assurance that current popular software titles will be introduced in the REALmagic format. Because the Company has no control over the content of titles produced by software developers, the software titles developed may represent only a limited number of software categories and are likely to be of varying quality.

         Currently, more than 500 interactive MPEG off-the-shelf business applications are available in the MPEG format. The Company has licensed the REALmagic API to over 1,200 software developers for development of REALmagic-compatible programs. However, the number of software titles to be developed by such software companies cannot be predicted. There can be no assurance that any software developer who develops a REALmagic-compatible title will actively promote the product or develop follow-on titles. Moreover, there can be no assurance that any published title will have the quality or price characteristics required to be commercially successful or that titles compatible with the REALmagic format will be allotted retail shelf space. Future sales of REALmagic products will likely depend on a decision by retailers to carry compatible software titles on the shelf.

         The Company announced in October 1995 its strategic direction of selling chipsets to add-on card and computer manufacturers. The REALmagic Pro chipset announced in October 1995 became available in January 1996. This chipset enables other companies to manufacture 100% OM-1 and REALmagic-compatible MPEG playback cards capable of playing the growing number of MPEG software titles on the market. In addition, the Company announced the REALmagic Explorer chipset in November 1995, which enables OEM customers to build type II ZVport-compatible PC cards for MPEG-1 video and audio playback, bringing MPEG technology to notebook computers for the first time. In July 1996, the Company entered the graphics market with announcement of its 2D VGA chip. In December 1996, the Company announced a 2D/3D graphics chip. Any production delay or failure to bring any of the chipsets to market could adversely affect the Company's market position by limiting chipset acceptance by computer manufacturers.

         Technological Change. The market for multimedia PC products is characterized by rapidly changing technology and user preferences, evolving formats for compression of video and audio data, and frequent new product introductions. Even though REALmagic products and related software titles have gained initial market acceptance, the Company's success will depend, among other things, on the Company's ability to achieve and maintain technological leadership and to remain competitive in terms of price and product performance.

         To have technological leadership, the Company must continue to make technological advancements in the area of MPEG video and audio decoding. These advancements include compatibility with emerging standards and multiple platforms, improvements to the REALmagic architecture, enhancements to the REALmagic API, and the achievement of these enhancements. There can be no assurance that the Company will be able to make any such advancements to its REALmagic technology or that, if such advances are made, the Company will be able to achieve and maintain technological leadership. Any material failure of the Company or OEMs and software developers to develop or incorporate any required improvement could adversely affect the continued acceptance of the Company's technology and the introduction and sale of future products based on the Company's technology. There can be no assurance that products or technologies developed by others will not render obsolete the Company's technology and the products based on the Company's technology.

         To be competitive, the Company must anticipate the needs of the market and successfully develop and introduce innovative new products in a timely fashion. No assurance can be given that the Company will be able to successfully complete the design of its new products, have these products manufactured at acceptable manufacturing yields, or obtain significant purchase orders for these products. The introduction of new products may adversely affect sales of existing products, contributing to fluctuations in operating results from quarter to quarter. The introduction of new products also requires the Company to carefully manage its inventory to avoid inventory obsolescence. In addition, new products typically have higher initial component costs than more mature products, possibly resulting in downward pressures on the Company's gross margins.

         Competition. The market for multimedia PC products is highly competitive, driven by faster processors provided by Intel Corporation and other companies. The possibility that other companies with more experience and financial resources may develop a competitive product may inhibit future growth of REALmagic technology. Increased competition may be generated from several major computer product manufacturers that have developed products and technologies that could compete directly with REALmagic products on the PC platform. These include SGS-Thomson Microelectronics, C-Cube Microsystems, IBM Microelectronics, Chromatics Research, Inc., Zoran Corporation and Mediamatics, Inc. Also, several OEMs and microprocessor companies possess proprietary video compression technology that may compete with MPEG-based products. These include IBM, Intel Corporation, Mediamatics Corporation and ESS Technology, Inc.. Most of these companies have substantial experience and expertise in audio, video, and multimedia technology and in producing and selling consumer products through retail distribution, as well as substantially greater engineering, marketing, and financial resources than the Company. Competitors of the Company may form cooperative relationships, which could present formidable competition to the Company. There can be no assurance that REALmagic technology will achieve commercial success or that it will compete effectively against other interactive multimedia products, services, and technologies that currently exist, are under development, or may be announced by competitors.

         Reliance on a Single Line of Products. The Company's business strategy has been to focus on REALmagic products by investing heavily in PC-based MPEG technology. In the fiscal year ended January 31, 1997, sales of multimedia products accounted for virtually all of net sales. A decline in market demand for multimedia products would adversely affect the Company's operating results. The Company's present reliance on REALmagic products is exacerbated by the fact that multimedia product sales are concentrated in the personal computer industry. A decline in demand for PCs could have a material adverse effect on the Company's operating results and financial condition.

         Variability of Operating Results. The Company's operating results have fluctuated in the past and may continue to fluctuate in the future due to a number of factors, including but not limited to new product introductions by the Company and its competitors; market acceptance of the Company's products by OEMs, software developers, and end users; the success of the Company's promotional programs; gains or losses of significant customers; reductions in selling prices; inventory obsolescence; an interrupted or inadequate supply of semiconductor chips; the Company's ability to protect its intellectual property; and loss of key personnel. In addition, sales to OEM customers are subject to significant variability from quarter to quarter, depending on OEMs' timing and release of products incorporating REALmagic technology, experience with sell-through of such products, and inventory levels.

         The market for consumer electronics products is characterized by significant seasonal swings in demand, which typically peak in the fourth calendar quarter of each year. Since the Company expects to derive a substantial portion of its revenues from the sales of REALmagic products in the future and the demand for such products will depend in part on the emergence of digital video technology, the Company's revenues may vary with the availability of and demand for DVD titles. Such demand may increase or decrease as a result of a number of factors that cannot be predicted, such as consumer preferences and product announcements by competitors. Announcements of directly competing products will likely have a negative effect on operating results. Based on the

Company's experience, the Company believes that a substantial portion of its shipments will occur in the third month of a quarter, with significant shipments completed in the latter part of the third month. This shipment pattern may cause the Company's operating results to be difficult to predict. The Company currently places noncancellable orders to purchase semiconductor products from its foundries on a long lead time basis. Consequently, if, as a result of inaccurate forecasts or canceled purchase orders, anticipated sales and shipments in any quarter do not occur when expected, inventory levels could be disproportionately high, requiring significant working capital, negatively affecting operating results.

         Manufacturing Risks. The Company does not have long-term contracts with such suppliers and conducts business with its suppliers on a written purchase order basis. The Company's reliance on independent suppliers involves several risks, including the absence of adequate capacity, the unavailability of, or interruptions in access to, certain process technologies, and reduced control over delivery schedules, manufacturing yields, and costs. The Company obtains certain of its components from a single source. Although delays or interruptions have not occurred to date, any delay or interruption in the supply of any of the components required for the production of the REALmagic multimedia card currently obtained from a single source could have a material adverse impact on sales of REALmagic products by the Company and, thus, on the Company's business.

         The Company must provide its suppliers with sufficient lead time to meet forecasted manufacturing objectives. Any failure to properly forecast such quantities could materially adversely affect the Company's ability to produce REALmagic products in sufficient quantities. No assurance can be given that the Company's forecasts regarding new product demand will be accurate, particularly since the Company sells REALmagic products on a purchase order basis. Manufacturing the REALmagic chipsets is a complex process, and the Company may experience short-term difficulties in obtaining timely deliveries, which could affect the Company's ability to meet customer demand for its products. Any such delay in delivering products in the future could materially and adversely affect the Company's operating results. In addition, should any of the Company's major suppliers be unable or unwilling to continue to manufacture the Company's key components in required volumes, the Company would have to identify and qualify acceptable additional suppliers. This qualification process could take up to three months or longer. No assurances can be given that any additional sources of supply could be in a position to satisfy the Company's requirements on a timely basis.

         In the past, the Company has experienced production delays and other difficulties, and the Company could experience similar problems in the future. In addition, there can be no assurance that a product defect will not escape identification at the factory, possibly resulting in unanticipated costs, cancellations or deferrals of purchase orders, or costly recall of products from customer sites.

         Dependence on Key Personnel. The Company's future success depends in large part on the continued service of its key technical, marketing, sales, and management personnel. Given the complexity of REALmagic technology, the Company is dependent on its ability to retain and motivate highly skilled engineers involved in the ongoing hardware and software development of REALmagic products who will be required to refine the existing hardware system and API and to introduce enhancements in future applications. The multimedia PC industry is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. There can be no assurance that the Company's current employees will continue to work for the Company or that the Company will be able to obtain the services of additional personnel necessary for the Company's growth. The Company does not have "key person" life insurance policies on any of its employees.

         Limited Intellectual Property Protection. The Company's ability to compete may be affected by its ability to protect its proprietary information. The Company currently holds four patents covering the technology underlying the REALmagic products, and the Company has filed certain patent applications and is in the process of preparing others. There can be no assurance that any additional patents for which the Company has applied will be issued or that any issued patents will provide meaningful protection of its product innovations. The Company, like other emerging multimedia companies, relies primarily on trade secrets and technological know-how in the conduct of its business. In addition, the Company is relying in part on copyright law to protect its proprietary rights with respect to REALmagic technology.

         The electronics industry is characterized by frequent litigation regarding patent and intellectual property rights. Any such litigation could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not the outcome of such litigation is favorable to the Company. Moreover, in the event of an adverse result in any such litigation, the Company could be required to expend significant resources to develop noninfringing technology or to obtain licenses to the technology that is the subject of the litigation. There can be no assurance that the Company would be successful in such development or that any such licenses would be available on acceptable terms, if at all. In addition, patent disputes in the electronics industry have often been settled through cross-licensing arrangements. Because the Company does not yet have a large portfolio of issued patents, the Company may not be able to settle an alleged patent infringement claim through a cross-licensing arrangement.

         International Operations. During the fiscal years ended January 31, 1997, 1996 and 1995, sales to international customers accounted for approximately 72%, 63%, and 36% of the Company's net sales, respectively. The Company anticipates that sales to international customers, including sales of REALmagic products, will continue to account for a substantial percentage of net sales. In addition, some of the foundries that manufacture the Company's products and components are located in Asia. Overseas sales and purchases to date have been denominated in U.S. dollars. Due to the concentration of international sales and manufacturing capacity in Asia, the Company is subject to the risks of conducting business internationally. These risks include unexpected changes in regulatory requirements and fluctuations in the U.S. dollar that could increase the sales price in local currencies of the Company's products in international markets or make it difficult for the Company to obtain price reductions from its foundries. The Company does not currently engage in any hedging activities to mitigate exchange rate risks. To the extent that the Company increases its transactions in foreign currencies, the Company's results of operations could be adversely affected by exchange rate fluctuations.

         Volatility of Stock Price. The market of the Company's Common Stock has been subject to significant volatility, which is expected to continue. Factors such as announcements of the introduction of new products by the Company or its competitors and market conditions in the technology, entertainment, and emerging growth company sectors may have a significant impact on the market price of the Company's Common Stock. Further, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology and development stage companies such as those in the electronics industry. Such volatility has often been unrelated or disproportionate to the operating performance of such companies. These fluctuations, as well as general economic and market conditions, may adversely affect the price of the Common Stock.

                                   THE COMPANY

Overview

         The following business section contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors."

         Sigma designs, manufactures (using subcontractors), and markets multimedia products for use with personal computers. The emergence of multimedia technology in the PC market has dramatically changed the way in which users interact with computers. Multimedia integrates different elements, such as sound and video, to enhance the computing experience and deliver a heightened sense of realism. Through its REALmagic product line incorporating MPEG technology, Sigma Designs has become a leader in this emerging market.

         Prior to MPEG's introduction, video on personal computers suffered from serious drawbacks. Motion pictures appeared jerky, and video was confined to small window sizes. MPEG, a defined International Standards Organization (ISO) standard for compression, eliminated those problems and revolutionized multimedia on the PC platform. For the first time, MPEG users could play back full-screen, full-motion video combined with stereo audio, even from a standard CD-ROM. A single CD-ROM using the MPEG compression technique can store up to 74 minutes of full-motion video and audio.

         With MPEG technology, producers can create (and users can enjoy) an interactive, television-like experience on a desktop PC. The result is a significant new visual impact, thereby opening possibilities for a wide range of entertainment, education, training, and business presentation applications. In April 1997, the Company announced its entry into the Digital Video Disk ("DVD") market. A key element of the DVD specification is the use of MPEG-2 for digital video compression, a technology in which Sigma has established expertise. Sigma's REALmagic Hollywood PC-based DVD solution is an extension of the Company's MPEG expertise and provides a highly-integrated solution for the PC-DVD market.

The REALmagic MPEG Standard

         Since its first shipment in November 1993, REALmagic technology has received support from PC industry leaders, software developers, and OEM and retail customers.

Partnership with PC Industry Leaders

         Sigma  has  received  endorsement  for its  REALmagic  technology  from companies such as Hewlett-Packard Company, Hughes Network Systems, IBM, Microsoft Corporation, Oracle Corporation, Novell, Inc., Silicon Graphics, Inc., Starlight Networks and Sun Microsystems, Inc. On the operating system side, REALmagic is supported by Microsoft Windows 95 and IBM O/S 2. Additionally, both Novell and Starlight Networks have products that are compatible with REALmagic in a network environment.

Support from Software Developers

         Support for Sigma's REALmagic MPEG standard has grown rapidly in the software development community. Three years ago, the Company listed fifty authorized REALmagic software developers; by the end of fiscal 1996, Sigma's roster of developers rose to more than 1,200, including Activision, Tsunami Media, Mindscape, Inc. and Interplay Productions. This developer support has led to the introduction of more than 500 off-the-shelf business applications in the REALmagic format.

         The REALmagic DOS MPEG Applications Programming Interface (API) has become an industry standard for MPEG-1 software development, further evidence of support from the software development community. With its robust functionality, the REALmagic API is currently the preferred technology available for creating fully interactive MPEG software titles.

Support from OEMs

         In the United States, Dell Computer Corporation, Smith Barney, Inc., Infotel, Royal Computer and Zenon Technology, Inc., have purchased REALmagic Maxima boards for installation inside their multimedia PCs. Additionally, many VARs have taken shipments of REALmagic boards for systems targeted at vertical kiosk, business training, and presentation applications. In the Far East, where the popularity of karaoke and videoCD has made REALmagic a well received product, the Company's OEM customers include NEC Corporation, Panasonic Industrial Co. and Virt in Japan and Hyundai and Haitai in Korea.

Acceptance by the Retail Channel

         In addition to international distributors, national U.S. distributors such as Ingram Micro, Inc. and Tech Data Corporation are carrying REALmagic products.

REALmagic Business Strategies

         Sigma's corporate objective is to continue to be a leading provider of MPEG multimedia products that enable full-screen, full-motion, TV-like quality video on the standard desktop and the notebook PC. To accomplish this goal the Company intends to promote widespread acceptance of REALmagic technology. The key parts of this strategy include:

Encourage Continued Development of Software Utilizing REALmagic Technology

         The Company continues to encourage widespread software title development by providing free technical support and licensing its comprehensive API free of charge to all developers who wish to publish REALmagic-compatible software titles.

Win More OEM Partnerships and Further Penetrate the Retail Channel

         To establish REALmagic MPEG-2 as a standard, the Company will continue to seek design wins with major PC manufacturers worldwide, in which the OEMs will factory-install REALmagic boards or chipsets inside their multimedia PCs. On the retail side, the Company's systems integration sales team will continue to work with its network of national distributors and special VARs to distribute its high-end REALmagic playback card. In Europe and Asia Pacific, the Company will continue to expand its relationship with distributors as well as OEMs and VARs. In addition, the Company will seek to sell to add-on card manufacturers who will, in turn, market to owners of 486 and Pentium PCs.

Introduce New Generations of REALmagic, Offer REALmagic Products at Competitive Prices, and Continually Reduce Product Costs

         A significant aspect of the Company's product strategy is to include the sale of REALmagic chipsets in its product line and continue developing newer versions and generations of REALmagic products, including chipsets for both desktop and notebook PCs. The general direction is to continue to offer consumers with better-featured and lower-priced products over time.

REALmagic Products

         The Company offers a complete family of REALmagic products including:

         o REALmagic DVD--In April 1997, the Company announced its entry into the DVD market. The Realmagic Hollywood DVD MPEG-2 playback card turns a PC into a full-featured DVD player that fully exploits all of the digital video and digital surround sound capabilities of the DVD format and upcoming MPEG-2 interactive titles. The REALmagic Hollywood DVD/MPEG-2 playback card displays flicker-free video at full-screen resolution, making video watching on a PC a new experience. Movies can be simultaneously displayed on the PC monitor and on a large-screen TV.

         o REALmagic Maxima--An MPEG playback card designed to eliminate compatibility issues with graphics cards by using Analog Overlay Technology. The Maxima accelerates MPEG video to a guaranteed 30 frames per second playback rate with high-quality CD sound at resolutions of up to 1280 x 1024, which is in compliance with the MPC3 industry standard for MPEG video playback. The REALmagic drivers guarantee compatibility with all interactive MPEG titles available today and all future titles that are OM-1 compatible.

         o REALmagic Pro Chipset---In October 1995, the Company announced the availability for sale of the REALmagic Pro chipset. This chipset has the following distinctive features:

                  o Very high quality MPEG playback through 16 million color MPEG video; horizontal and vertical bilinear interpolation; digital brightness, contrast, and saturation adjustment

                  o The use of Sigma's REAL Overlay chip, enabling mixing MPEG video and PC graphics at resolutions up to 1600 x 1200 with an 85 Hz non-interlaced refresh rate

                  o        100% Windows 95 and MPC3 compliance

                  o        100% OM-1 and REALmagic compatibility

                  o Direct interface for NTSC/PAL decoder to support TV tuner input

         o REALmagic Explorer---In November 1995, the Company announced the introduction of the REALmagic Explorer chipset. This chipset puts MPEG-1 digital video playback in ZV port PC cards for the new generation of notebook computers. The main features of this chipset include:

                  o         MPEG-1 video playback with 16 million colors

                  o         MPEG-1 audio layers I and II

                  o         100% REALmagic and OM-1 standard compatibility

                  o         MPC3 standard compliance

                  o         Windows 95 Plug and Play

         o REALmagic 64/GX video and graphics accelerator chip--In July 1996, the Company announced the introduction of this chip for the commercial and home desktop PC market. The REALmagic 64/GX includes an optimized 64-bit graphics accelerator engine, unique motion-video acceleration hardware, and a highly tuned memory interface. This chip has the following distinctive features:

                  o The 64-bit architecture supporting REALmagic 64/GX yields 20% faster GUI acceleration than competitive products.

                  o The video engine includes a YUV to RGB color-space converter to accelerate decompression and a hardware scaler to provide smooth horizontal and vertical scaling.

                  o DRAM support of 1 MB to 4 MB enables the accelerator to be integrated with machines at a variety of price/performance levels.

Marketing and Sales

         Sigma Designs currently distributes its products through sales to national and regional distributors, VARs, and OEMs in the U.S. and throughout the world. The company's U.S. distributors include Ingram Micro, Inc. and Tech Data, and its OEMs include Panasonic, NEC, Royal Computer, Smart Modular Technologies, Inc., Kingmax Technology, Inc., Lung Hwa Electronics Co., Ltd. and Zenon Computer Systems. The Company's international distributors are strategically located in many countries around the world. Although the Company was profitable throughout all four quarters of fiscal 1997, there can be no assurance that the Company will maintain profitability in fiscal 1998 or thereafter.

         The Company generally acquires and maintains products for distribution through retail channels based on forecasts rather than firm purchase orders. Additionally, the Company generally acquires products for sale to its OEM customers only after receiving purchase orders from such customers, whose purchase orders are typically cancelable without substantial penalty from such OEM customers. The Company currently places noncancellable orders to purchase semiconductor products from its suppliers on a twelve- to sixteen-week lead time basis. Consequently, if, as a result of inaccurate forecasts or cancelled purchase orders, anticipated sales and shipments in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high, requiring significant working capital and resulting in severe pressure on the Company's financial condition.

Research and Development

         As of July 1, 1997, the Company had a staff of 43 research and development personnel, which conducts all the Company's product development. The Company is focusing its development efforts primarily on MPEG multimedia products, including new and improved versions of REALmagic MPEG chipsets and cost reduction processes.

         To achieve and maintain technological leadership, the Company must continue to make technological advancements in the areas of MPEG video and audio compression and decompression. These advancements include compatibility with emerging standards and multiple platforms, improvements to the REALmagic architecture, and enhancements to the REALmagic API. There can be no assurance that the Company will be able to make any such advancements in the REALmagic MPEG technology or, if they are made, that the Company will be able to market such advancements to maintain profitability and its technological leadership.

         During fiscal 1997, fiscal 1996, and fiscal 1995, the Company's research and development expenses were $4,688,000, $4,499,000, and $4,349,000, respectively. The Company plans to continue to devote substantial resources to research and development of future generations of MPEG and other multimedia products.

Competition

         The market for MPEG multimedia products is highly competitive. Although the Company does not believe that any products sold by a third party are in direct competition with the REALmagic decoding card in terms of price and performance, the possibility that other companies with more marketing and financial resources may develop a competitive product may inhibit the wide acceptance of REALmagic technology. The Company believes that many computer product manufacturers are developing MPEG products that will compete directly with REALmagic products in the near future.

         The Company believes that the principal competitive factors in the market for MPEG multimedia hardware products include time to market for new product introductions, product performance, compatibility to industry standards, price, and marketing and distribution resources. The Company believes that it competes most favorably with respect to time to market, product performance, and price of its REALmagic products. Moreover, the Company believes that the acceptance of the REALmagic API as an industry standard for software development could provide a significant competitive advantage for the Company. However, there can be no assurance that the Company's lead time in product introduction will be sustained.

         Sales to distributors and sometimes even to OEMs are typically subject to contractual rights of inventory rotation and price protection. Regardless of particular contractual rights, the failure of one or more distributors or OEMs to achieve sustained sell-through of REALmagic products could result in product returns or collection problems, contributing to significant fluctuations in the Company's operating results.

Licenses, Patents, and Trademarks

         The Company is seeking patent protection for the basic architecture of the REALmagic Producer (the Company's video encoding product), as well as certain software and hardware features in current and future versions of REALmagic. The Company currently has eight pending patent applications for its REALmagic technology. Four patents have been issued to the Company. There can be no assurance that more patents will be issued or that such patents, even if issued, will provide adequate protection for the Company's competitive position. The Company also attempts to protect its trade secrets and other proprietary information through agreements with customers, suppliers, and employees and other security measures. Although the Company intends to protect its rights vigorously, there can be no assurance that these measures will be successful.

Manufacturing

         To reduce overhead expenses, along with capital and staffing requirements, the Company currently uses third-party contract manufacturers to fulfill its manufacturing needs. All of the chips used by the Company to make its decoding products are manufactured by outside suppliers and foundries. Each of these suppliers is a sole source of supply to the Company of the respective chips produced by such supplier.

         The Company's reliance on independent suppliers involves several risks, including the absence of adequate capacity and reduced control over delivery schedules, manufacturing yields, and costs. Any delay or interruption in the supply of any of the components required for the production of REALmagic products could have a material adverse impact on the sales of the Company's products and, thus, on the Company's operating results.

Backlog

         Since the Company's customers typically expect quick deliveries, the Company seeks to ship products within a few weeks of receipt of a purchase order. The customer may reschedule delivery of products or cancel the purchase order entirely without significant penalty. Historically, the Company's backlog has not been reflective of future sales. The Company also expects that in the near term, its backlog will continue to be not indicative of future sales.

Employees

         As of July 1, 1997, the Company had 81 full-time employees, including 43 in research and development, 15 in marketing, sales, and support, 9 in operations, and 14 in finance and administration.

         The Company's future success will depend, in part, on its ability to continue to attract, retain, and motivate highly qualified technical, marketing, engineering, and management personnel, who are in great demand. The Company's employees are not represented by any collective bargaining unit, and the Company has never experienced a work stoppage. The Company believes that its employee relations are satisfactory.

                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of Shares hereunder by the Selling Shareholders.


                              SELLING SHAREHOLDERS

         The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of August 6, 1997 by each Selling Shareholder. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

                                                  Shares Beneficially                               Shares Beneficially
                                                     Owned Prior to                                        Owned
                                                      Offering(1)(2)              Number of         After Offering(1)(2)
                                              -----------------------------        Shares           ----------------------
     Name and Address                          Number               Percent      Being Offered      Number        Percent
-------------------------------------         -----------------------------     --------------      ----------------------
Banque Edouard Constant(3)...........          968,888                8.7        968,888                0           0
c/o Kernco Trust SA
2, rue Jargonnaut
P.O. Box 6432 CH
1211 Geneva 6
Switzerland

RIC Equity Limited(4)................          121,112                1.1        121,112                0           0
c/o Rana Investment Company
P.O. Box 60148
Riyadh 11545
Saudi Arabia

Gene Jung............................           10,000                *           10,000                0           0
Trinity Capital Advisors, Inc.
369 Pine Street, Suite 310
San Francisco, CA  94114

---------------------------
*     Represents less than 1%

(1) The number and percentage of shares beneficially owned is determined under rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the potential right to acquire within two (2) years of the Offering through the exercise of the Preferred Stock or Warrants. See "Plan of Distribution."

(2) The persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

(3) Includes shares underlying a warrant exercisable after December 25, 1997 for 57,142 shares of Common Stock.

(4) Includes shares underlying a warrant exercisable after December 25, 1997 for 7,143 shares of Common Stock.

                              PLAN OF DISTRIBUTION

         On June 25, 1997, the Company entered into a Subscription Agreement with two of the Selling Shareholders (the "Subscription Agreement"), pursuant to which those two Selling Shareholders purchased certain shares of Series A Preferred Stock that are convertible into Common Stock of the Company (the "Preferred Stock") in an aggregate amount of $4,500,000. The Preferred Stock can be converted by the Selling Shareholders into shares of the Company's Common Stock 120 days after its issuance at a rate described in the Subscription Agreement, and concurrent with the purchase of the Preferred Stock, the Selling Shareholders received warrants to purchase additional Common Stock at an exercise price in excess of the conversion price of the Preferred Stock. This Registration Statement has been filed by the Company pursuant to the exercise of certain registration rights granted under the Subscription Agreement. In addition, the Company granted 10,000 shares of Common Stock to Gene Jung on behalf of Trinity Capital Advisors, Inc. in consideration for his efforts in assisting with the sale of the Preferred Stock.

         The Shares may be sold from time to time by the Selling Shareholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made in any one or more transactions (which may involve block transactions) on the Nasdaq National Market, or any exchange on which the Common Stock may then be listed, in the over-the-counter market or otherwise in negotiated transactions  or a  combination  of such  methods  of  sale,  at  market  prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may sell the Shares as agent or may purchase such Shares as principal and resell them for their own account pursuant to this Prospectus. Such broker-dealers may receive compensation in the form of under writing discounts, concessions or commissions from the Selling Shareholders and/or purchasers of the shares, for whom they may act as agent (which compensation may be in excess of customary commissions). In connection with such sales, the Selling Shareholders and any participating brokers or dealers may be deemed to be "underwriters" as defined in the Securities Act. The Company has advised the Selling Shareholders that Regulation M promulgated under the Securities Exchange Act of 1934 may apply to its sales in the market, has provided the Selling Shareholders with a copy of this regulation and has informed them of the need for delivery of copies of this Prospectus. The Subscription Agreements provide that the Company will indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act.


                                  LEGAL MATTERS

         Certain legal matters relating to validity of the shares of Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.


                                     EXPERTS

         The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                TABLE OF CONTENTS
                                                                         Page
                                                                         ----
Available Information..................................................... 2
Incorporation of Certain Documents by Reference........................... 2
Risk Factors.............................................................. 3
The Company............................................................... 6
Use of Proceeds........................................................... 8
Selling Shareholders...................................................... 8
Plan of Distribution..................................................... 10
Legal Matters............................................................ 10
Experts.................................................................. 10

         No dealer, sales representative, or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circum stances, create an implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any date subsequent to the date hereof.


                                1,100,000 Shares

                               SIGMA DESIGNS, INC.

                                  Common Stock

                                  ------------
                                   PROSPECTUS
                                  ------------

                                October 17, 1997